Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                                January 27, 2006

Terry French, Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Marine Growth Ventures, Inc.
            Registration Statement on Form SB-2
            File No. 333-128077
            Filed December 19, 2005

Dear Ms. French:

      This firm represents Marine Growth Ventures, Inc. (the "Company") in the above-referenced matter. As part of a Registration Statement on Form SB-2 filed by the Company we received a comment letter from the Staff on September 29, 2005. In this comment letter, Item 66 stated the following:

      "We note that you had no significant business operations prior to your acquisition of Sophlex Ship Management, Inc. on September 1, 2004 and the acquisition of Sophlex was effected through an exchange of your common stock for all of the outstanding stock of Sophlex. Considering those factors, it appears the transaction may be a reverse acquisition. Please address the following.

            - tell us how you determined that Marine Growth Ventures was the acquiring entity using the guidance in paragraphs 15-19 of FAS 141;

            - if you determine that Sophlex is the acquiring entity, you should account for the transaction as a reverse acquisition and revise the financial statements of the registrant to include the operations of Sophlex for all the periods present; and

            - if you continue to believe that Marine Growth Ventures is the accounting acquirer, please provide the audited financial statements of Sophlex for the periods required by Item 310(c) of Regulation S-B."

      We prepared a response to this letter on behalf of the Company and an amended Registration Statement on Form SB-2 filing which was filed on December 19, 2005. The staff responded to this filing on January 9, 2006. Item 14 of this response letter stated the following:

      "Refer to your response to comment 66. Please provide the audited financial statements of Sophlex for the periods required by Item 310(c) of Regulation S-B. Rule 310(c)(3)(ii) of Regulation S-B does not require a separate audited balance sheet since the acquisition occurred prior to your latest audited balance sheet date of December 31, 2004. However, you are still required to provide all other financial statements for the business required."

      We have prepared a response letter, on behalf of the Company, indicating that we would be requesting a waiver of Item 310(c) of Regulation S-B in response to Item 14 of the Staff's comment letter dated January 9, 2006. With this letter, on behalf of the Company, we request a waiver of Item 310(c) of Regulation S-B which requires two years audited income statements of significant acquisitions. On September 1, 2004, the Company entered into a stock exchange agreement whereby it acquired all of the outstanding stock of Sophlex Ship Management, Inc. ("Sophlex"). At the time of the acquisition, both the Company and Sophlex were private companies and Sophlex was owned entirely by one shareholder. The Company is considered both the legal and accounting acquirer as the Company retained control of more than 50% of the merged entity. Specifically, the Company's stockholders retained 53% of the issued stock, while the founder and sole shareholder of Sophlex received 47% of the issued stock of the merged entity at the time of acquisition. Subsequent to the merger, by the terms of an employment agreement effective September 1, 2004, the former sole stockholder of Sophlex became the Chief Operating Officer of the Company prospectively.

      The Company did not have substantial operations prior to the acquisition of Sophlex, and this is what triggers the requirements under Item 310(c). However, Sophlex was not acquired for its operations, but rather to gain the sole stockholder of Sophlex as its Chief Operating Officer and his knowledge of ship operations. Prospectively, the Company's main focus of operations will not be ship management. Rather, the Company intended to purse the cruise time share business with the employment of its new Chief Operating Officer.

      The consolidated financial statements as required under Item 310(c) would be discussing the ship management business of Sophlex. At the time of the acquisition, Sophlex had one customer, Rivera I. Subsequent to the acquisition of Sophlex, the sole customer's ship, Riveria I, was destroyed by a fire on June 28, 2005. This fire ended Sophlex's ship management fees revenue stream. As neither the Company, nor Sophlex, will be continuing in this operation, the information gained from adding the audited financials of Sophlex prior to its acquisition by the Company would not benefit the investor with respect to the planned operations of the Company going forward. Therefore, we request a waiver from Item 310(c) as the inclusion of a significant acquisition's financial statements operations to a development stage company is not in the best interests of the investors going forward when the acquired entity is no longer in this business and the future ventures of the Company will not be in this same business either.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                                Sincerely,


                                                /s/ Yoel Goldfeder

                                                Yoel Goldfeder


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